EXHIBIT 99.1

Golar LNG Limited announces strategic review to maximize stakeholder value and appoints Goldman Sachs as financial advisor

Golar LNG Limited (NASDAQ: GLNG) (“Golar” or the “Company”) today announced its Board of Directors has initiated a formal process to evaluate strategic alternatives for the Company. As previewed on the 4th Quarter 2025 results, this review aims to accelerate the FLNG growth pipeline and maximize shareholder value, reflecting Golar’s successful transition into a high-growth, pure-play Floating Liquefied Natural Gas (FLNG) company. To support this process, the Company has appointed Goldman Sachs International as its financial advisor.

The strategic review will include a comprehensive evaluation of the Company’s platform, including its industry-leading FLNG technology, long-term contract backlog, and growth pipeline. Potential alternatives to be explored include, but are not limited to, a sale of the Company, a merger or other business combination, divestiture of assets, or further optimization of the corporate structure. The Company will target solutions that unlock shareholder value and enable faster roll-out of Golar’s FLNG growth pipeline.

The Company notes there is no set timetable for the conclusion of this strategic review, and there can be no assurance that the process will result in any specific transaction or other strategic outcome. The company will provide no additional comment or commentary until the review is completed.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “subject to” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. Examples of these forward-looking statements include statements concerning the strategic review process and related value-creating opportunities.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. These risks and uncertainties include, among others: whether the objectives of the strategic alternative review process will be achieved; the terms, structure, benefits and costs of any strategic transaction; and the timing of any transaction and whether any transaction will be consummated at all. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
March 25, 2026

Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

DISCLAIMER

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Golar and no one else in connection with this process and will not be responsible to anyone other than Golar for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with this process or any matter referred to herein